UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Preliminary Q2 2022 Results ahead of Investor Day

Strong top-line increase from organic growth and M&A integration

Net Revenues up 50% YoY with Adjusted Gross Margin expanding 500bps to 38% in Q2

São Paulo, July 25, 2022 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America, empowering companies to transform their existing communications with end-customers along their life cycle, today reported its preliminary second quarter of 2022 operational and financial metrics. Zenvia’s management team will host tomorrow its inaugural Investor Day in New York, where it will be presenting a detailed overview of its strategy, market position and growth plans. A full replay of the presentation and supporting materials will be available following the event at investors.zenvia.com.

Financial Highlights Q2 2022

●       Net Revenues increased 50.3% YoY to BRL 203.9 million

●       Adjusted Gross Profit totaled BRL 77.0 million, up 72.7% YoY, with Adjusted Gross Margin expanding 500bps to 37.8%

●       The total number of active customers up 36% to reach 14,740, from 10,853 in Q2 2021.

Financial Highlights H1 2022

●       Net Revenues grew 55.4% YoY to BRL 401.5 million, with organic growth of 28.2%

●       Adjusted Gross Profit totaled BRL 143.8 million, up 84.3% YoY, with Adjusted Gross Margin expanding 570bps to 35.8%

Investor Day

Zenvia will host its first Investor Day on July 26, 2022 at 2:00 pm in person at the Nasdaq Stock Exchange in New York. To participate, please register at https://zenviainvestorday.com/.

Earnings Release and Conference Call

The Company will report its full Second Quarter earnings on August 15, 2022, after market close, and will host a webcast on August 16, 2022, at 10:00 am EDT to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

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Forward-Looking Statements

The preliminary second quarter operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 25, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer